Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE PLANS TO ACQUIRE NOKIA SIEMENS NETWORKS MICROWAVE TRANSPORT BUSINESS

Companies also plan strategic technology and supply relationship

Espoo, Finland / Ottawa, Canada — November 4, 2011 — DragonWave, Inc. (TSX: DWI; NASDAQ: DRWI) plans to acquire Nokia Siemens Networks’ microwave transport business, including its associated operational support systems (OSS) and related support functions (the “business”). Under the terms of the “Master Acquisition Agreement” signed today, as well as acquiring the business, DragonWave would also become the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies would jointly coordinate technology development activities.  The planned transaction is subject to any applicable regulatory, exchange and third party approvals, a consultation process with trade union representatives and other customary terms and conditions.

Nokia Siemens Networks and DragonWave believe the proposed acquisition and supply agreements would accelerate innovation in backhaul products, supporting world class microwave solutions for mobile operators. The companies aim to complete the planned acquisition and supply agreements in the first quarter 2012 (the “closing date”).

Following the proposed acquisition, Nokia Siemens Networks would retain responsibility for its existing solution sales and associated services for microwave transport, while DragonWave would be responsible for the product line, including R&D, product management and operations functions.

“Through this strategic relationship, customers would continue to receive high-quality services and sales support from Nokia Siemens Networks, while DragonWave’s best of breed products would ensure they have access to industry leading technology,” said Marc Rouanne, head of Network Systems, Nokia Siemens Networks. “Our intention is to capitalize on DragonWave’s proven capabilities for innovative product development and focus on our end-to-end solutions.”

“DragonWave is very proud to partner with Nokia Siemens Networks. We hope to welcome new employees as a valuable addition to the DragonWave team,” said Peter Allen, president & chief executive officer of DragonWave. “This relationship is transformational, giving us the ability to serve customers who want to access an integrated solution. In addition, it provides DragonWave an expanded technology base to address those customers who wish to purchase stand-alone best-in-breed products. Our increased scale, diversity and customer footprint, coupled with significantly enhanced resources and capabilities, will provide a solid foundation for faster innovation and broader market penetration.”

The consideration paid by DragonWave on closing will include approximately 10 million euros in cash subject  to customary purchase price adjustments and 5 million euros worth of DragonWave common shares which will be subject to a lock-up agreement restricting sale or disposition of the shares (subject to customary exceptions) for 24 months.  DragonWave will also assume employee liabilities of approximately 10 million euros and will enter into a capital asset lease arrangement for approximately 5 million euros. The terms of the Master Acquisition Agreement also provides for sales performance based earn-out payments to be made following closing.  The hardware and basic software earn-out period runs for 18 months following closing and the earn-out period on application software upgrades runs for four years following closing.  The earn-out payments could raise the value of the transaction by approximately 80 million euros.

DragonWave expects to finance the transaction through a combination of cash on its balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada. Such debt facilities are subject to conditions and will be entered into on and subject to closing of the acquisition.

The planned deal would substantially broaden and strengthen DragonWave’s product presence in major mobile operators throughout the world through Nokia Siemens Networks’ extensive global sales channel.

As part of the proposed acquisition, the companies expect approximately 360 Nokia Siemens Networks employees, mainly based in Milan, Italy and Shanghai, China, to transfer to DragonWave. The companies will shortly enter into consultation regarding the proposed acquisition with employees and employee representatives in accordance with applicable law provisions and relevant timelines.

Both Nokia Siemens Networks and DragonWave believe the planned acquisition would provide transferring employees with attractive new opportunities in a solid, technologically advanced company, with its focus on their core areas of expertise.

This planned deal is a “significant acquisition” for DragonWave under applicable securities laws and, accordingly, DragonWave will file a Business Acquisition Report within 75 days of closing. Canaccord Genuity Corp. acted as exclusive financial advisor to DragonWave.

Conference Call and Webcast

DragonWave will host a conference call and webcast beginning at 08:30 a.m. (Eastern Time) on Friday, November 4, 2011.

Toll-free North America Dial-in:  (866) 393-0571

International Dial-in:  +1 (760) 536-8545

The live webcast will be available: http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include, without limitation, statements as to the plans and terms of the transaction between Nokia Siemens Networks and DragonWave (referred to below as the “transaction); DragonWave’s growth opportunities as a result of the proposed transaction; the potential benefits of such transaction to either Nokia Siemens Networks and DragonWave (referred to below as the “parties”) and expectations regarding the future business relationship between the parties.  Forward-looking statements are based on certain assumptions, including the parties’ beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; expectations regarding potential synergies and prospects for the business if the transaction is closed and statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions.  The proposed transaction is subject to risks, including: the risks that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that if the transaction is completed, that expected synergies will not materialize, that unexpected costs will be incurred to integrate the business, or that end-customer demand will not meet expectations. In particular, the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation regulatory approvals and no occurrence of a material adverse effect.  These approvals may not be obtained and/or the other conditions to the transaction may not be satisfied, in which case the proposed transaction could be modified, restructured or terminated. Other risks relating to Nokia Corporation including Nokia Siemens Networks are specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under item 3D “Risk Factors”.  Other risks relating to DragonWave’s business and industry, and risks associated with acquisitions generally, can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities.  Readers are cautioned not to place undue reliance on forward-looking statements. The risks referred to above, as well as others, could cause actual results and events to vary materially. The parties assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1 613-599-9991 ext 2262	Johanna Harjula Media Relations Nokia Siemens Networks johanna.harjula@nsn.com Tel:+358 7180 31399	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1 408-778-2024

Investor Relations John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: +1 613-895-7000	Nokia Siemens Networks Press Office mediarelations@nsn.com Tel: +358 7180 31451